Exhibit 3.2

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Crown Partners, Inc.

2.By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

From the 500,000,000 shares of Preferred Stock authorized, a series of 1,000 shares, designated as the "Control Series", is hereby authorized. Until December 31, 2014, the holders of the Control Series of Preferred Stock (a) voting as a separate class from the Common Stock and all other series of Preferred Stock, shall have the right to elect a majority of the Board of Directors, and (b) voting on all other matters to come before the stockholders with the holders of the Common Stock as a single class, each share shall have one hundred (100) votes per share, and (c) shall not have preemptive rights. The Control Series shall lose all voting rights on December 31, 2014. The shares shall not have any conversion rights and shall not be entitled to receive any dividends, In the event of a liquidation, dissolution, or winding up of the corporation, whether voluntary or involuntary, the holders of shares of the Control Series shall be entitled to receive out of the assets of Company, whether such assets are capital or surplus of any nature, the sum of one tenth of a cent ($.001) per share, after payment to the holders of any senior Series.

3. Effective date of filing: (optional)                July 10, 2009
(must not be later than 90 days after the certificate is filed)
4.Signature: (required)

/s/ Kenneth Bosket
Signature of Officer

Filing Fee: $175.00